Exhibit 99.1

NEXA TO ACQUIRE REMAINING 30% INTEREST
IN ARIPUANÃ PROJECT THROUGH ACQUISITION OF KARMIN

The Aripuanã zinc project is a low-cost underground zinc polymetallic mine project, with excellent potential mine life, based on the significant current inferred mineral resources and Nexa’s good conversion track record

Luxembourg, August 26, 2019 — Nexa Resources S.A. (“Nexa Resources” or “Nexa”) (NYSE and TSX: NEXA), through its subsidiary, Votorantim Metals Canada Inc., is pleased to announce that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with, among others, Karmin Exploration Inc. (“Karmin”) (TSXV and the Lima Stock Exchange: KAR), pursuant to which Nexa has agreed to acquire Karmin for an aggregate acquisition price of US$70 million. Karmin currently indirectly holds a 30% interest in the Aripuanã zinc project located in Mato Grosso, Brazil (the “Aripuanã Project”). Upon the closing of the transaction, Nexa and its affiliates will own 100% of the Aripuanã Project.

Tito Martins, CEO of Nexa, commented: “The acquisition consolidates our ownership of the Aripuanã Project, providing us marketing and sales flexibility to improve our margins. We believe this is a strategic and accretive deal for Nexa, while it also benefits Karmin.”

Transaction Rationale

The transaction provides Nexa with 100% ownership of a high-quality asset and provides additional flexibility to Nexa in continuing the development of the Aripuanã Project, taking into account the following value drivers:

•                  Declared mineral reserves and potential mine life extension given mineral resources. According to the Technical Report (as defined below), the Aripuanã Project has an estimated mine life of 13 years based on currently defined mineral reserves with a potential mine life extension of up to 6 years based on the significant current inferred mineral resources and Nexa’s proven track record of mineral resource conversion.

•                  Potential mineral resource expansion at the Project’s mineralized zones (Arex, Link, and Ambrex). Nexa believes that the Aripuanã Project has significant untapped exploration potential to extend mine life beyond its mineral reserve and resource life.

•                  District exploration potential in satellite regions around the Aripuanã project, which could expand resources with future drilling.  Given the existing exploration drilling campaigns, there is a potential to discover new deposits in satellite bodies (i.e. Babaçu and Massaranduba targets), which can be integrated in the future with the Aripuanã Project. Considering the nature and genesis of the deposit, there are important indicators to support the existence of other mineralized structures that could be part of a larger mineral trend.

•                  Operational structure. Nexa believes that the transaction will potentially unlock operating and tax synergies within Nexa’s operations. Specifically, Nexa would be able to integrate Aripuanã’s zinc concentrate within its smelters in Brazil.

Terms of the Transaction

The transaction’s aggregate US$70 million acquisition price contemplates (i) the acquisition of 89,945,479 common shares, representing 100% of the issued and outstanding common shares of Karmin (assuming the exercise of all outstanding in-the-money stock options and warrants of Karmin), for an aggregate consideration of US$69.3 million (the “Consideration”) to be paid to the shareholders of Karmin (the “Karmin Shareholders”) and (ii) a US$700,000 loan from Nexa to Karmin for general corporate purposes (which loan shall be repaid to Nexa if the acquisition is not completed in accordance with the terms of the Arrangement Agreement).

The transaction will be carried out pursuant to the Arrangement Agreement under a court-approved statutory plan of arrangement (the “Arrangement”) governed by the Business Corporations Act (Alberta).

Pursuant to the Arrangement, certain assets, including 5,753,138 shares of VI Mining PLC (NEX: VIM), and liabilities of Karmin will be transferred to a new private company, Kar Gold Inc. (“SpinCo”) following which, the shares of SpinCo will be distributed to the Karmin Shareholders by way of a dividend. Nexa will not be involved in the management or operations of SpinCo. The residual assets of Karmin following such transfer will be its 30% indirect interest in Mineração Dardanelos Ltda. (“Mineração Dardanelos”), which is the owner of the Aripuanã Project.  Mineração Dardanelos is currently owned by Nexa Brasil (which holds a 62.3% interest), Nexa Peru (which holds a 7.7% interest) and Mineração Rio Aripuanã, a subsidiary of Karmin Exploration (which holds a 30% interest).

Under the terms of the Arrangement, the Karmin Shareholders will receive approximately US$0.77 per share (being CAD$1.02 per share at the date hereof) in cash from Nexa. Nexa intends to fund the Consideration with cash on hand.

The Aripuanã Project is being developed as described in the “Technical Report on the Feasibility Study on the Aripuanã Project, State of Mato Grosso, Brazil” dated October 15, 2018 and effective as of July 31, 2018, as prepared by Roscoe Postle Associates Inc. (“RPA”)(the “Technical Report”). The Technical Report summarizes the results of a feasibility study, including the disclosure of mineral reserves prepared by Nexa and adopted by RPA in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

The board of directors of Karmin has approved the Arrangement and is recommending that the Karmin Shareholders vote in favour of the Arrangement and the directors and officers of Karmin, along with certain key Karmin Shareholders, representing in aggregate approximately 72% of Karmin’s issued and outstanding common shares (on a fully-diluted basis), have entered into voting and support agreements to vote their common shares in support of the Arrangement.

The Arrangement Agreement is subject to customary non-solicitation covenants and has the benefit of customary fiduciary-out provisions. In the event a superior proposal is made to Karmin, Nexa will have a 5-business day right to match such proposal. If the Arrangement is not completed as a result of such proposal, Karmin will be required to pay Nexa a termination fee equal to US$2.8 million.

The closing of the Arrangement is subject to the approval of at least 66 (2/3) percent of the votes cast at a special meeting of Karmin Shareholders to be called to consider the Arrangement and certain other customary closing conditions, including court approval and the absence of any material adverse effect with respect to Karmin.

The transaction is expected to be completed by the end of 2019.

Financial and Legal Advisors

Nexa has engaged Scotiabank as its financial advisor, Stikeman Elliott LLP as its Canadian legal counsel, and Lefosse Advogados as its Brazilian legal counsel.

Karmin has engaged CIBC Capital Markets as its financial advisor, Gowling WLG (Canada) LLP as Canadian legal counsel, and Fraga, Bekierman & Cristiano Advogados as its Brazilian legal counsel.

About Nexa Resources

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2018 and also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of Nexa and mining production and its projects; the purchase by Nexa of all the issued and outstanding common shares of Karmin; the expected benefits of the transaction, including the expected benefits to shareholders and other stakeholders as well as future financial and operating results; the anticipated timing for the closing of the transaction; the satisfaction of closing conditions including, without limitation: (i) certain regulatory approvals; (ii) required Karmin Shareholder approval; (iii) necessary court approval in connection with the plan of arrangement, (iv) certain termination rights available to the parties under the Arrangement Agreement; and (v) other closing conditions, including, without limitation, the transfer by Karmin of certain of its assets and liabilities to SpinCo, the operation and performance of Karmin’s business in the ordinary course until closing of the transaction, and compliance by Karmin with various covenants contained in the Arrangement Agreement.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such statements include, but are not limited to: the potential risk that the transaction will not be approved by the Karmin Shareholders; failure to, in a timely manner, or at all, obtain the necessary regulatory and court approvals for the transaction or any transaction ancillary thereto; failure of the parties to otherwise satisfy the conditions to complete the transaction; the possibility that the board of directors of Karmin could receive an acquisition proposal and approve a superior proposal; the effect of the announcement of the transaction on Nexa’s strategic relationships, operating results and business generally; significant transaction costs or unknown liabilities; the risk of litigation that would prevent or hinder the completion of the transaction; and other customary risks associated with transactions of this nature. In addition, if the transaction is not completed, there are risks that the announcement of the transaction and the dedication of substantial resources of Nexa to the completion of the transaction could have an adverse impact on Nexa’s business and strategic relationships, operating results and business generally.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information please contact:

Roberta Varella – Head of Investor Relations
ir@nexaresources.com
+55 11 3405-5601